Filed by First Citizens Bancshares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following are talking points that have been distributed to First Citizens BancShares employees for use with customers and other external parties:

Proposed Merger with First Citizens Bank of South Carolina
Talking Points for use with Customers and Other External Parties

Please use only the following key messages to answer questions from customers and other people outside the Bank. Do not elaborate or speculate. As always, all news media inquiries should be directed to Barbara Thompson, manager of Corporate Communications and Brand Marketing, at 919.716.2716.)

•
Our company and First Citizens Bank and Trust Company, Inc. based in Columbia, S.C. (First Citizens Bank of South Carolina) have announced that we intend to merge later this year, pending regulatory and shareholder approvals.

•	We share with First Citizens of South Carolina a similar culture, values and business philosophies and a commitment to customers.

•
We believe that once we merge, the resulting First Citizens will be more efficient, have greater capacity to serve a broader spectrum of businesses and individuals, and will be able to offer more convenience and value.

•	First Citizens Bank of South Carolina has 176 branches. Most of them are in South Carolina, a market that we currently have no presence in.

•	Once the proposed merger is complete, the combined First Citizens will have more than 575 branches in 18 states and Washington, D.C.

•
Until systems conversion is complete – tentatively scheduled for early 2015 – customers should bank as they normally do at their existing branches. (Our customers can perform some transactions via First Citizens of South Carolina. For instance, they can use South Carolina’s ATMs without paying a fee, and may cash checks or make deposits at their branches. South Carolina’s customers can do the same using our ATMs and branches. That’s been the case for a while and has nothing to do with the merger.)

This document may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed  in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•
First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

•
First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.